

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 20, 2010

Michael F. Foust
Chief Executive Officer
Digital Realty Trust, L.P.
560 Mission Street, Suite 2900
San Francisco, CA 94105

> **Re:** **Digital Realty Trust, L.P.**
> **Amendment No. 1 to Form 10-12G**
> **Filed June 25, 2010**
> **File No. 000-54005**

Dear Mr. Foust:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Cash Flows, page 46

1.   We note your response to comment 12 in our letter dated July 23, 2010 and the revised disclosure on page 46. Please tell us the basis for your statement that you anticipate you will generate sufficient cash flows from operating activities to fund distributions on an annual basis.

Item 6. Executive Compensation

Description of Individual Elements of Compensation, page 61

2.   We note your response to comment 14 in our letter dated July 23, 2010. Please revise to clarify your disclosure on page 61 that target and maximum bonus payout percentages for each of the named executive officers were determined by reference to competitive market data and your disclosure on page 60 that your general partner did not rely on information from your peer group with regard to Mr. Magnuson's 2009 base salary, bonus targets and long term incentive awards.

Exhibits

3.   We note your response to comment 18 in our letter dated July 23, 2010 and your request for confidential treatment submitted on August 17, 2010. We will review and provide comments on your request under a separate letter. Please note that we will be unable to clear your registration statement until we have resolved any comments on your request.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to a Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Barberich, Assistant Chief Accountant, at (202) 551-3629 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk, Attorney-Advisor, at (202) 551-3657 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Keith Benson, Esq.
Latham & Watkins LLP
Via Facsimile: (415) 395-8095